To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Fah Mai Holdings, Inc. on Form S-1/A, Amendment No. 1, to be filed on November 27, 2018, of our Report of Independent Registered Public Accounting Firm, dated April 27, 2018, on the consolidated balance sheet of Fah Mai Holdings, Inc. as of December 31, 2017 and the related consolidated statement of operations, consolidated stockholders’ equity (deficit) and consolidated cash flows for the year then ended December 31, 2017, which appears in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

/s/ Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah
Farmington, Utah
November 27, 2018